NOTICE

RE: CONDENSED CONSOLIDATED INTERIM FINANCIALS STATEMENTS FOR

            THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

The first quarter financial statements for the three months ended March 31, 2026 and 2025 have not been reviewed by the auditors of Greenbriar Sustainable Living Inc.

GREENBRIAR SUSTAINABLE LIVING INC.

"Anthony Balic"

Anthony Balic

Chief Financial Officer

Greenbriar Sustainable Living Inc.

Condensed Consolidated Interim Financial Statements

For Three Months Ended March 31, 2026 and 2025

(Unaudited - amounts expressed in Canadian dollars, except where indicated)

Greenbriar Sustainable Living Inc.
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2026 and December 31, 2025
(amounts expressed in Canadian dollars, except where indicated)

	Note	As at March 31, 2026	As at December 31, 2025
Assets
Current assets
Cash		$23,469	$57,539
Deposits and prepaid expenses - short term		63,005	66,575
Other receivables		11,217	2,988
Marketable securities	5	3,096,000	3,096,000
		3,193,691	3,223,102
Non-current assets
Sage Ranch	4	10,553,654	10,273,524
Power project acquisition and development costs development costs	6	8,220,941	8,058,124
Total assets		$21,968,286	$21,554,750
Liabilities
Current liabilities
Accounts payable and accrued liabilities	7	6,068,613	5,706,049
Loans payable and promissory notes	8	3,863,596	3,726,817
Joint venture settlement obligation	10	1,473,270	1,883,795
Convertible debentures	9	4,747,437	4,516,351
Convertible debenture derivative	9	100,111	145,122
		16,253,027	15,978,134
Non-current liabilities
Joint venture settlement obligation	10	1,515,970	1,760,853
Total liabilities		17,768,997	17,738,987

Shareholders' equity
Share capital	11	32,002,038	30,823,321
Reserves	11	9,918,572	9,948,620
Accumulated other comprehensive income		1,482,149	1,173,226
Deficit		(39,203,470)	(38,129,404)
Total shareholders' equity		4,199,289	3,815,763
Total liabilities and shareholders' equity		$21,968,286	$21,554,750

Nature of operations and going concern (note 1)

Commitments and contingencies (note 16)

Subsequent event (note 17)

Approved by the Board of Directors

”Jeff Ciachurski”	Director	”Cliff Webb”	Director

 The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Three months ended March 31,
		2026	2025
General and administration expenses
Consulting and management fees	15	$(407,358)	$(340,670)
General and administrative		(50,214)	(51,157)
Professional fees		(45,777)	(63,561)
		(503,349)	(455,388)
Other (expenses) income, net
Foreign exchange gain (loss)		(112,955)	55,627
Accretion expense on convertible debt	9	(167,707)	(123,774)
Accretion on joint venture settlement obligation	10	(104,592)	(117,048)
Interest expense and bank chares		(232,185)	(187,478)
Fair value adjustment on derivative liability	9	46,722	(154,671)
Loss		(1,074,066)	(982,732)

Other comprehensive income (loss)
Cumulative translation adjustment		308,923	(53,740)
Total comprehensive loss		$(765,143)	$(1,036,472)

Loss per share-basic and diluted		$(0.03)	$(0.03)

Weighted average shares outstanding-basic and diluted		41,280,736	37,370,157

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Shares	Share capital	Option reserves	Warrants reserves	Convertible debenture reserves	Accumulated other comprehensive income	Deficit	Total Shareholders ' Equity

Balance at December 31, 2025		40,851,094	$30,823,321	$5,154,232	$4,757,169	$37,219	$1,173,226	$(38,129,404)	$3,815,763

Loss for the year		-	-	-	-	-	-	(1,074,066)	(1,074,066)
Cumulative translation adjustment		-	-	-	-	-	308,923	-	308,923
Exercise of options	11	500,000	380,418	(130,418)	-	-	-	-	250,000
Exercise of warrants	11	48,889	34,109	-	(7,220)	-	-	-	26,889
Shares to settle joint venture payable	10,11	1,250,000	625,000	-	-	-	-	-	625,000
Private placement	11	625,000	142,410	-	107,590	-	-	-	250,000
Share issuance costs	11	-	(3,220)	-	-	-	-	-	(3,220)
Balance at March 31, 2026		43,274,983	$32,002,038	$5,023,814	$4,857,539	$37,219	$1,482,149	$(39,203,470)	$4,199,289

Balance at December 31, 2024	37,370,157	$29,372,058	$4,917,310	$4,273,490	$37,219	$2,091,508	$(36,603,439)	$4,088,146

Loss for the period	-	-	-	-	-	-	(982,732)	(982,732)
Cumulative translation adjustment	-	-	-	-	-	(53,740)	-	(53,740)
Balance at March 31, 2025	37,370,157	$29,372,058	$4,917,310	$4,273,490	$37,219	$2,037,768	$(37,586,171)	$3,051,674

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc. Consolidated Statements of Cash Flows For the three months ended March 31, 2026 and 2025 (amounts expressed in Canadian dollars, except where indicated)

	Note	Three months ended March 31,
		2026	2025
Cash used from operating activities
Loss for the period		$(1,074,066)	$(982,732)
Items not affecting cash
Unrealized foreign exchange gain (loss)		112,955	(55,628)
Gain (loss) on settlement of account payable and accrued liabilities		-	-
Accretion on convertible debenture	9	167,707	123,774
Accretion on joint venture settlement obligation	10	104,592	117,048
Fair value of derivative liability	9	(46,722)	154,671
		(735,534)	(642,867)
Change in non-cash operating working capital
Decrease (increase) in receivables and prepaid expenses		(4,660)	159,353
Increase (decrease) in accounts payable and accrued liabilities		325,191	(109,988)
		(415,003)	(593,502)
Cash flows used in investing activities
Sage ranch	4	(44,389)	(63,179)
Cordero ranch		-	(14,520)
Power project development and construction costs	6	(1,256)	(55,707)
		(45,645)	(133,406)
Cash flows used in financing activities
Cash repaid on executive loans and interest	8	(12,091)	(67,500)
Cash received on executive loan	8	-	40,000
Cash received from private placement financing	11	250,000	-
Share issuance costs	11	(3,220)	-
Option exercises	11	250,000	-
Warrant exercises	11	26,889	-
Cash received on loans payable and promissory notes	8	50,000	1,019,900
Repayment of joint venture settlement obligation	10	(135,000)	(160,000)
		426,578	832,400
Increase (decrease) in cash		$(34,070)	$105,492
Cash - beginning of year		57,539	(54,227)
Cash (overdraft) - end of period		$23,469	$51,265

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental cash flow information	2026	2025
	$	$
Accrued investment property through accounts payable	62,500	98,041
Accrued power project development costs through accounts payable	22,890	52,850
Reclass of loan receivable to joint venture settlement obligation	-	-
Cash interest paid	-	-
Taxes paid	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

1 Nature of operations and going concern

Greenbriar Sustainable Living Inc. ("Greenbriar" or the "Company") is a developer of entry-level housing, renewable energy, green technology and sustainable investment projects. Greenbriar was incorporated under the British Columbia Business Corporations Act on April 2, 2009 and is a real estate issuer on the TSX Venture Exchange. The Company's registered records office is located at Suite 1500 - 1055 West Georgia Street, Vancouver, BC, V6E 4N7. The Company is listed as a Tier 2 real estate issuer. The Company's shares trade on the exchange under the symbol "GRB".

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a loss of $1,074,066 for the three months ended March 31, 2026. As at March 31, 2026, the Company had an accumulated deficit of $39,203,470 and a working capital deficiency of $13,059,336. To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition. These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position. These adjustments may be material.

Recent global issues, including the ongoing political conflict in other regions have adversely affected workplaces, economies, supply chains, and financial markets globally. It is not possible for the Company to predict the duration or magnitude of the adverse results of these issues and their effects on the Company's business or results of operations this time.

2 Basis of presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2025.

The Company's management makes judgments in its process of applying the Company's accounting policies in the preparation of its unaudited interim condensed consolidated financial statements.  In addition, the preparation of the financial data requires that the Company's management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's consolidated financial statements for the year ended December 31, 2025. In addition, other than noted below, the accounting policies applied in these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended December 31, 2025.  The Company's interim results are not necessarily indicative of its results for a full year.

The Company's interim results are not necessarily indicative of its results for a full year.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors on June 1, 2026.

3 Material accounting policies

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates.  Actual outcomes may differ from these estimates under different assumptions and conditions.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

Key areas of judgment

Functional currency
The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company's functional and local currency is the Canadian dollar.  The functional currency of the Company's subsidiaries is the US dollar.  The determination of functional currency may require certain judgments to determent the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Assets' carrying values and impairment charges
In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment.  These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Going concern of operations
These consolidated financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption was not used, then the adjustments required to report the Company's assets and liabilities on a liquidation basis could be material to these financial statements.

Marketable securities
The determination of the fair value requires significant judgement by the Company, on the date of purchase, and at each reporting date thereafter, consistent with fair value accounting guidance in accordance with IFRS 13, Fair Value Measurement.

Tax
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable earnings will be available against which the losses can be utilized.  Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable earnings together with future tax planning strategies.

Key sources of estimation uncertainty

Share-based payments
Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Convertible debentures
Convertible debentures are separated into their liability and equity components on the statement of financial position. The liability component is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon non-convertible debentures issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

Derivative Liability
The Company measures the fair value of the derivative by reference to the fair value on the convertible debenture issuance date with an estimated life ending on the convertible debenture maturity date and revalues them at each reporting date. In determining the fair value for the derivative liability, the Company used the Geometric Brownain motion model with the following assumptions: annualized volatility rate; market price of shares at the reporting date; risk-free interest rate; the remaining expected life of the embedded derivatives and an exchange rate at the reporting date. Changes to these estimates could result in the fair value of the derivative liability being less than or greater than the amount recorded.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

Joint venture settlement obligation
The liability is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon debt issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

New accounting pronouncements not yet effective
Standards and interpretations issued but not yet effective up to the date of issuance of the financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date.

IFRS 18 is effective for reporting periods beginning on or after January 1, 2027. It introduces several new requirements that are expected to impact the presentation and disclosure of most, if not all, entities. These include: The requirement to classify all income and expense into specified categories and provide specified totals and subtotals in the statement of profit or loss; enhanced guidance on the aggregation, location and labeling of items across the primary financial statements and the notes; and mandatory disclosures about management-defined performance measures (a subset of alternative performance measures).  Management is currently assessing the implications of applying the new standard on the group's consolidated financial statements.

4 Sage Ranch

	March 31, 2026	December 31, 2025
Opening balance	$10,273,524	$10,162,415
Land appraisal & related fees	44,389	468,488
Water Rights	62,500	125,000
Translation adjustment	173,241	(482,379)
	$10,553,654	$10,273,524

On September 27, 2011, the Company acquired property in Tehachapi, California (the "Sage Ranch Project" or "Tehachapi Property") with the intent to develop a residential subdivision. The Company applies the cost model for its investment property and has recorded $nil depreciation as the project is still under development.

On November 13, 2023, the Sage Ranch Project received Planning Commission approval for the Sage Ranch Precise Development Plan ("PDP"). On June 18, 2024, a Sacramento court issued a ruling in the case of Tehachapi Cummings County Water District V. City of Tehachapi (the "City"), which has not yet taken effect. The ruling stated that the City's analysis of the Company's Environmental Impact Report ("EIR") was inadequate and upon resolution of the final cause of action, a writ will be issued voiding the certification of the EIR and any related project approvals.  The City and the Company have already started work to comply with the mandates of the proposed writ.

During the year ended December 31, 2022, the Company acquired water rights for the Sage Ranch project by way of a debt settlement agreement with an officer and director of the Company. The debt of US$1,000,000 was settled in exchange of 925,926 units of the Company.  Each unit consists of one common share plus one whole share purchase warrant.  Each warrant is exercisable to acquire one common share at an exercise price of $1.46 for a period of three years.

During the year ended December 31, 2023, the Company entered into an option agreement to purchase up to 115 acre-feet of water rights at USD $29,260 per acre-feet and as part of the agreement paid a $1,376,556 non-refundable deposit. During the year ended December 31, 2024, the agreement was amended pursuant to which the purchase price was increased to an aggregate price of US$3,400,000 (or US$29,565.22 per acre-foot) plus the non-refundable deposit. The option expired unexercised on December 31, 2024.

On April 25, 2025, the Company entered into an agreement with Ronnie Strasser to buy 115 acre-feet of adjudicated and deeded water rights for USD $1,250,000, which expires on April 25, 2027. If the purchase is not made within 120 days, the amount will escalate by $62,500 (late payment fee) and then another $62,500 for each additional 90 days thereafter until the expiry date or the agreement is mutually terminated. If the water is not purchased, the Company would owe any late payment fees accrued. During the period ended March 31, 2026, the Company has accrued $62,500 (2025 - $nil) late payment fees which have been capitalized to the project.

The fair value of the development project as a whole is not possible to reliably estimate as of yet, given we have not yet received all necessary permits or begun construction.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

5 Marketable securities and investment in associate

	December 31, 2025 Fair value	FX and Fair Value Adjustment	March 31, 2026 Fair value
Green Matters	3,096,000	-	3,096,000
Total	$3,096,000	$-	$3,096,000

	December 31, 2024 Fair value	FX and Fair Value Adjustment	December 31, 2025 Fair value
Green Matters	1,755,000	1,341,000	3,096,000
Total	$1,755,000	$1,341,000	$3,096,000

As at March 31, 2026, the Company held 900,000 (December 31, 2025 - 900,000) shares in Green Matters Technologies Inc. ("Green Matters") which is a private Canadian corporation. As at March 31, 2026 the shares were valued at CAD $3.44 (December 31, 2025 - CAD$3.44) based on the price of the most recent financing by Green Matters.

6 Power project acquisition and development costs

	Development Costs	Acquisition Costs	Total
December 31, 2024	6,426,384	1,798,625	8,225,009
Additions	225,017	-	225,017
Translation adjustment	(306,527)	(85,375)	(391,902)
December 31, 2025	$6,344,874	$1,713,250	$8,058,124
Additions	24,146	-	24,146
Translation adjustment	109,546	29,125	138,671
March 31, 2026	$6,478,566	$1,742,375	$8,220,941

Montalva Project

On May 19, 2020, the Company announced that it has reached an agreement with PREPA on a 25-year 80 MW PPOA for the development, construction, and operation of the Montalva Project, as a Legacy Project with preferential rights.  On May 28, 2020, the Governing Board of PREPA approved the contract and on August 7, 2020, the Puerto Rico Energy Bureau of the Puerto Rico Public Service Regulatory Board ("PREB") also approved the contract.  Unfortunately, the federal Financial and Oversight Board of Puerto Rico ("FOMB") limited its approval to just two projects and the Montalva contract along with the other Legacy Projects, was not approved pending a competitive future RFP to be conducted for selecting future renewable energy projects as ordered by FOMB.  As a result, the Company's claims for damages and lawsuit continued to apply.

On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of PREB, both parties executed a pro forma settlement agreement beneficial to both parties.  The settlement agreement provides for, among other things: (i) PBJL withdrawing its US $951 Million claim against PREPA and its claims at PREB; (ii) energy pricing that is less than or similar to the RFP Public Tranche contracts in accordance with certain caps; (iii) providing energy storage of 36 MW; (iv) using the Montalva PPOA previously approved by PREPA and PREB in 2020 as the base document for final PPOA agreement; (v) PBJL covering the PREPA sided costs of transmission interconnection and upgrades; and (vi) using a project size of 80 MW.  The settlement agreement provides the basis of a final settlement PPOA subject to mutual agreement between the parties.  A final settlement PPOA with revised commercial terms adding BESS was submitted to PREPA on July 2, 2024, for its concurrence before submission to PREB for its approval and then to FOMB.  Following review by PREPA and agreement by PBJL, PREPA formally submitted a finalized settlement PPOA with updated commercial terms and BESS consistent with the PREPA pricing target in the Tranche 4 RFP to the PREPA Governing Board on November 18, 2024. On April 14, 2025, PREPA filed an Informative Motion with PREB stating its Governing Board had rejected PBJL's proposed revisions, reapproving instead the original Settlement Agreement under its exact terms and conditions and lacking the price provisions for an expanded project. On April 24, 2025, PREB formally approved the settlement as originally filed pending finalization of the PPOA and submission of the final PPOA to PREB for its final approval before submission to FOMB for its approval.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

Subsequently, on October 1, 2025, PREPA issued a Notification to Submit Proposals ("RFP") under an accelerated schedule for qualifying renewable energy projects in accordance with an executive order issued by the governor of Puerto Rico and Resolution and Order issued by PREB restricted to only those project that had participated in any of the prior RFP Tranches or that had ongoing negotiations on renewable energy contracts with PREPA.  This RFP was initiated based on the urgency of the expiring Investment Tax Credits ("ITC") as set forth in the OBBB bill passed by Congress and signed by the president in July 2025.  The pricing of energy from renewable energy projects is highly dependent on the availability of ITC and will result in substantially higher energy prices once the tax credits expire.  Montalva qualified for such RFP and on October 14, 2025, submitted a proposal for Montalva with greater solar capacity and larger battery storage than its settlement agreement.  On November 13, 2025, PREPA submitted the proposals received, totaling eight projects, together with evaluation criteria to PREB for their review.  PREB stated it would conclude its review and recommendations by December 13, 2025.  Such an award for Montalva would result in greater returns for the Company than those offered by the settlement agreement and would be fast-tracked once approved in order to meet certain ITC deadlines.  To date, PREB has approved three of the eight projects and has reserved the right to approve others.  As time is of the essence, on March 16, 2026, the Company filed an Urgent Motion for Relief and Notice with PREB requesting PREB to order PREPA to enter negotiations with the Company on its filing under the accelerated RFP.  However, there are no guarantees that such an award would become available for Montalva, and the Company would then continue to proceed with Montalva under its settlement agreement.

However, on May 10, 2026, the Company supplemented its RFP filing with PREPA with an application under the Accelerated Storage Additions Program ("ASAP") formally adding a six-hour BESS to Montalva as a hybrid project at the full interconnection capacity while also qualifying under the accelerated RFP submission and agreeing to a reduced price consistent with the commercial terms of its Settlement Agreement.  Such an award under ASAP would allow Montalva to proceed under the commercial terms of its Settlement Agreement and add the BESS in a separate Energy Storage Supply Agreement ("ESSA") and as allowed for award under the accelerated RFP process.  This application ties together the Settlement Agreement, the Montalva RFP submittal and the needs and pricing available under ASAP.  We are waiting for a reply to our ASAP submission and have yet to hear from PREPA.  A copy of our submittal to PREPA was also provided to PREB.

Also on May 20, 2026, PREB issued an Order to PREPA ordering them to meet with PBJL to address the discrepancy of PREPA's evaluation of the Company's RFP submission and report to PREB within 10 days that the discrepancy had been resolved to allow continuing evaluation and negotiations to proceed.  On May 22nd, the parties addressed the discrepancy and agreed to proceed with a Joint Filing.  A draft of a Joint Filing together with documentation addressing any possible discrepancy was provided by the Company to PREPA on May 25th and we are awaiting a response.  It is believed that the Order issued by PREB was a direct result of the Company's Motion for Urgent Relief and Notice filed on March 16, 2026.

Land Lease Option Agreements

Included in the power project development and construction costs balance for AG Solar are costs related to land lease option payments.

In connection with the planned Montalva Solar Project, the company currently has three separate land lease option agreements and two land purchase option agreements executed by the parties covering four parcels for the construction and operation of Montalva.  These parcels are located in the Municipality of Lajas.  The parcels are contiguous to each other providing approximately 600 acres of land for the Montalva project.  The land leases upon exercising provide for a term of twenty-five years, and such leases may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva Project.  The land purchase and lease option agreements are in effect until December 31, 2026, and will be extended as needed, with total payments of US$41,000.  An additional large parcel adjacent to the Lajas parcels located in the Municipality of Guanica is also available and under consideration.  In the past, the parties have agreed to extend these agreements with payment terms to be negotiated for such extensions.  During the period ending March 31, 2026, the Company made payment totalling USD $nil (December 31, 2025 - USD$74,000), related to payments required by the extension agreements.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

7 Accounts payable and accrued liabilities

	March 31, 2026	December 31, 2025
Accounts payable	$2,715,295	$2,644,111
Accrued liabilities	1,732,500	1,638,571
Accrued interest	1,620,818	1,423,367
Total accounts payable and accrued liabilities	$6,068,613	$5,706,049

8  Loans payable

Shareholder loans	March 31, 2026	December 31, 2025
Principal opening balance	$1,017,764	$1,043,565
Net Addition	-	-
Unrealized foreign exchange	8,802	(25,801)
Principal ending balance	$1,026,566	$1,017,764

In September 2014, the Company received two loans from an independent shareholder that bear interest of 10% per annum, compounded monthly, are non-secured and are due on demand. During the year ended December 31, 2024, the Company received $500,000 in additional loans from shareholders which were unsecured, non-interest bearing loans which are due on demand. During the year ended December 31, 2024, the Company entered into formal promissory notes for USD $230,000 and CAD $500,000 which will be payable on December 31, 2025 and bear interest at 8% per annum. These notes are past due and payable on demand. As at March 31, 2026, total accrued interest was $406,285 (December 31, 2024 - $273,015) and was included in accounts payable and accrued liabilities.

Director loans	March 31, 2026	December 31, 2025
Principal opening balance	$340,825	$323,823
Additional loans (repayments)	-	30,000
Unrealized foreign exchange	4,434	(12,998)
Principal ending balance	$345,259	$340,825

The loans bear interest of between 10% and 12% per annum, are non-secured, and are repayable on demand. During the year ended December 31, 2025, the Company received $30,000 (December 31, 2024 - $50,000) in additional loans from a director which are unsecured, non-interest bearing loans which are due on demand. During the year ended December 31, 2025, the Company repaid $nil (December 31, 2024 - $250,000) in accrued interest and as at March 31, 2026, total interest accrued was $449,719 (December 31, 2025 - $424,358) and was included in accounts payable and accrued liabilities.

Executive loans	March 31, 2026	December 31, 2025
Principal opening balance	$257,311	$218,116
Additional loan	-	357,273
Net repayments	(12,091)	(268,857)
Settled shares for debt	-	(45,000)
Unrealized foreign exchange	2,026	(4,221)
Principal ending balance	$247,246	$257,311

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

As at March 31, 2026, the Company had outstanding loans from the CEO and the CEO's spouse of $247,246 (December 31, 2025 - $257,311). During the year ended December 31, 2025, the Company received $nil in new loans (December 31, 2025 - 288,841) that bears interest of 8% per annum, compounded monthly, are non-secured and are due on demand. In addition, the Company received $nil in loans from the CEO and the CEO's spouse (December 31, 2025 - $68,432) that are non-interest bearing, non-secured and are due on demand. The Company repaid a total of $12,091 (December 31, 2025 - $268,857) of these loans during the current year. During the period ended March 31, 2026, the Company settled $nil (December 31, 2025 - $45,000) through a shares for debt transaction (Note 11).

As at March 31, 2026, total interest accrued was $15,983 (December 31, 2025 - $13,166) and was included in accounts payable and accrued liabilities.

Promissory note (1)	March 31, 2026	December 31, 2025
Principal opening balance	$65,000	$30,000
Additions	-	35,000
Principal ending balance	$65,000	$65,000

During the period ended March 31, 2026, the Company received a loan of $nil (2025 - $35,000) which is non-interest bearing, non-secured and is due on demand.

Promissory note (2)	March 31, 2026	December 31, 2025
Principal opening balance	$419,392	$414,950
Additions	-	-
Interest	11,912	26,894
Unrealized foreign exchange	6,306	(22,452)
Principal ending balance	$437,610	$419,392

During the year ended December 31, 2024, the Company received a USD$285,000 (CAD $399,818) promissory note that bears interest at 12% per annum, is unsecured and was September 30, 2025. The promissory note is past due and payable on demand. During the period ended March 31, 2026 interest on the promissory note was $11,912 (December 31, 2025 - $26,894). During the year ended December 31, 2025, the ownership of the USD $285,000 loan was transferred to the CEO of the Company through a private transaction.

Promissory note - (3)	March 31, 2026	December 31, 2025
Principal opening balance	$504,203	$532,695
Interest	14,413	61,606
Repayments	-	(58,909)
Unrealized foreign exchange	7,580	(31,189)
Principal ending balance	$526,196	$504,203

During the year ended December 31, 2024, the Company entered into a loan agreement for USD $350,000 ($476,563). The loan bears interest at 12% per annum, is unsecured and was repayable on or before December 31, 2025. The promissory note is past due and payable on demand During the period ended March 31, 2026, interest on the promissory note was $14,413 (December 31, 2025 - $61,606). During the year ended December 31, 2025, the ownership of the USD $350,000 loan was transferred to the CEO of the Company through a private transaction.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

Promissory note - (4)	March 31, 2026	December 31, 2025
Principal opening balance	$426,433	$-
Additions	50,000	400,000
Interest	12,345	26,433
Principal ending balance	$488,778	$426,433

During the year ended December 31, 2025, the Company received a $400,000 promissory note that bears interest at 12% per annum, is unsecured and is repayable on June 30, 2026. The term can be extended for a period of three months up to September 30, 2026. During the period ended March 31, 2026, the Company received an additional $50,000 in advances and interest on the promissory note was $12,345 (December 31, 2025 - $26,433).

Promissory note - (5)	March 31, 2026	December 31, 2025
Principal opening balance	$695,889	$-
Additions	-	703,180
Interest	20,590	10,604
Unrealized foreign exchange	10,462	(17,895)
Principal ending balance	$726,941	$695,889

During the year ended December 31, 2025, the Company entered into a loan agreement for USD $500,000 ($703,180). The loan bears interest at 12% per annum, is unsecured and is repayable on or before September 30, 2026, and can extended for three months to December 31, 2026. During the period ended March 31, 2026, interest on the promissory note was $20,590 (December 31, 2026 - $10,604).

Promissory note (6)	March 31, 2026	December 31, 2025
Opening balance	$-	$-
Additions	-	1,096,900
Settled shares for debt	-	(1,096,900)
Principal ending balance	$-	$-

During the year ended December 31, 2025, the Company received $1,096,900 in loans and advances that are non-interest bearing, non-secured and are due on demand and, during current period, settled $1,096,900 through a shares for debt transaction (Note 12).

9 Convertible debenture

On June 30, 2023, the Company issued a $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 460,000 detachable warrants which were valued using a Black Scholes Model. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, and expiring on June 30, 2026.

Based on the discount factor of 13.5% over the debenture's term of three years used to determine the fair value of the debenture, the conversion feature was classified as equity and was assigned a residual value of $37,219. Transaction costs, including the fair value of detachable warrants, were allocated to the liability and equity components in proportion to the allocation of gross proceeds. Accretion for the debenture for the period ended March 31, 2026 was $49,578 (December 31, 2025 - $61,162). Interest for the debenture for the period ended March 31, 2026 was $29,589, (December 31, 2025 - $125,772) and $125,772 (December 31, 2024 - $nil) of the outstanding interest was repaid.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

	March 31, 2026	December 31, 2025
Opening balance	$900,294	$839,132
Accretion	49,578	61,162
Ending balance, classified as short-term	949,872	900,294

On December 13, 2023, the Company issued a USD$3,000,000 unsecured convertible debenture. As part of the issuance, the Company received USD $2,640,000 in cash and USD $360,000 was retained by the investor as prepaid interest. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and will mature 36 months from the date of issuance on January 11, 2027. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 900,000 detachable warrants which have been valued using a Black Scholes model. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, for a period expiring on January 11, 2027.

The Company estimated the fair value of the embedded derivative, representing the conversion option, by reference to a Geometric Brownain motion model. Based on the following key weighted average inputs: annualized volatility of 65.13% per annum, risk free rate of 3.57% over the Debenture's term of three years, the USD/CAD annualized volatility of 7.28% per annum, the fair value of the derivative liability was $1,171,660 at recognition and $1,027,427 at December 31, 2023. The debenture was then allocated the residual balance and transaction costs, including the detachable warrants, were allocated to the liability and embedded derivative in proportion to the allocation of gross proceeds.  Transactions costs of $87,781 allocated to the embedded derivative were expensed as incurred. As at March 31, 2026 the fair value of the embedded derivative was $100,111. The Company estimated the fair value of the embedded derivative, representing the conversion option, by reference to a black-scholes model. Based on the following key weighted average inputs: annualized volatility of 101.37% per annum, risk free rate of 2.79% over the Debenture's remaining term one and half years. Interest for the debenture for the period ended March 31, 2026 was $123,457 (December 31, 2025-$381.908). Accretion for the debenture for the period ended March 31, 2026 was $118,129 (December 31, 2025 - $448,445).

Convertible Debenture	March 31, 2026	December 31, 2025
Opening balance	$3,616,057	$3,338,552
Accretion	118,129	448,445
Foreign exchange	63,380	(170,940)
Ending balance, classified as short-term	$3,797,566	$3,616,057

Derivative Liability	March 31, 2026	December 31, 2025
Opening balance	$145,122	$1,025,803
Foreign exchange	1,711	(35,478)
Fair value adjustment	(46,722)	(845,203)
Ending balance, classified as short-term	$100,111	$145,122

10 Joint venture settlement obligation

On October 6, 2018, the Company entered into an agreement to sell a 50% undivided interest in the Sage Ranch Project to Captiva, which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chairman of Captiva, the Chief Financial Officer of the Company, Anthony Balic, is also the Chief Financial Officer of Captiva, Michael Boyd, a director of the Company, is also a director of Captiva and Brian Conlan, a director of the Company is also the Chief Executive Officer of Captiva.. The Company received 10,687,500 common shares of Captiva which had a fair value of $1,068,750 and $112,500 in cash for total consideration of $1,181,250 ("Sale Agreement").

On August 10, 2020, the Company entered into an option and joint venture agreement (the "Option and Joint Venture Agreement") with Captiva amending the terms of the Sale Agreement.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

Pursuant to the terms of the Option and Joint Venture Agreement, Captiva's 50% interest in the Sage Ranch Project was converted into an option to earn (the "Option") a 50% net profits interest in the Tehachapi Property by:

1. Captiva paying the Company a cash payment of $112,500 (the "Cash Payment") (Captiva satisfied this payment in 2018 under the terms of the Sale Agreement);

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva was in default on such funding obligations).

Captiva had until the earlier of: (i) August 20, 2025 and (ii) the date the Company receives final approval from the City of Tehachapi (and other required regulatory approval) to build houses on the Tehachapi Property, to exercise the Option.

If Captiva made the payments summarized above by the required time, Captiva would have exercised the Option and automatically acquired a 50% net profits interest in and to the Sage Ranch Project. If Captiva exercised the Option, then Captiva and the Company would have immediately entered into a joint venture (the "Joint Venture") pursuant to the terms of the Option and Joint Venture Agreement. Pursuant to the terms of the Joint Venture, the Company and the Captiva were required to evenly split all net profits derived from the Sage Ranch Project.

Captiva was in default of its funding obligations under the Option and Joint Venture Agreement. On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. Amounts payable to Captiva under the agreement relate to the reimbursement of costs incurred by Captiva under the Option. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch Project. During the year ended December 31, 2023, the present value of $3,811,504 of these future payments was discounted at a rate of 13.43%.

During the period ended March 31, 2026, $104,592 (2025 - $459,408) of accretion was recorded in the statement of loss and comprehensive loss.

During the period ended March 31, 2026, the Company settled $625,000 of the settlement obligation in exchange for the issuance of 1,250,000 common shares in the capital of the Company. There was no gain or loss recorded as the fair value of the shares issued equalled the liability extinguished.

	March 31, 2026	December 31, 2025
Opening balance	$3,644,648	$3,368,740
Accretion	104,592	459,408
Repayment	(135,000)	(183,500)
Settled on issuance of common shares	(625,000)	-
Ending balance	$2,989,240	$3,644,648
Classified as current	$1,473,270	$1,883,795
Classified at non-current	$1,515,970	$1,760,853

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

11 Share capital and reserves

a. Authorized and outstanding

As at December 31, 2025, the Company had unlimited authorized common shares without par value and 43,274,983 common shares issued and outstanding (December 31, 2025 - 40,851,094).

b. Share issuances

            Fiscal 2026

- On March 13, 2026, the Company closed a non-brokered private placement and issued 625,000 units at a price of $0.40 per unit for gross proceeds of $250,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.50 until March 13, 2029. The fair value of the shares issued was $250,000 and the fair value of the warrants was $107,590 which was calculated using a Black-Scholes option pricing model, with the following  assumptions: expected option life of 3 years, expected stock price volatility 94.49%, dividend payment during life of option was nil, risk free interest rate 2.86%, weighted average fair value per option $0.50, share price $0.50.The Company incurred $3,220 in share issuance costs as part of the transaction.

- During the period ended March 31, 2026, the Company settled $625,000 of the joint venture settlement obligation in exchange for the issuance of 1,250,000 common shares in the capital of the Company (Note 10). There was no gain or loss recorded as the fair value of the shares issued equalled the liability extinguished.

- During the period ended March 31, 2026, the Company issued 500,000 common shares related to the exercise of options for gross proceeds of $250,000.

- During the period ended March 31, 2026, the Company issued 48,889 common shares related to the exercise of warrants for gross proceeds of $26,889.

Fiscal 2025

- On April 4, 2025, the Company completed a shares for debt transaction and settled $51,359 in amounts owing by issuing 93,381 common shares of the Company.

- On July 18, 2025, the Company completed a share for debt transactions and settled $1,096,900 in promissory notes and $90,000 accounts payable by issuing 2,637,556 common shares and 2,537,556 warrants of the Company. The fair value of the shares issued was 1,200,088 and the fair value of the warrants was $389,552 which was calculated using a Black-Scholes option pricing model, with the following  assumptions: expected option life of 3 years, expected stock price volatility 82.40%, dividend payment during life of option was nil, risk free interest rate 2.83%, weighted average fair value per option $0.55, share price $0.455. The Company recorded a loss on shares for debt settlement of $402,740 as part of the transaction.

c. Stock options

The Board of Directors may grant options to purchase shares from time to time, subject to the aggregate number of common shares of the Company issuable under all outstanding stock options of the Company not exceeding 10% of the issued and outstanding common shares of the Company at the time of the grant. The options are exercisable over a period established at the time of issuance to buy shares of the Company for a period not exceeding ten years, at a price not less than the minimum price permitted by the exchange. The vesting schedule for an option, if any, shall be determined by the Board of Directors at the time of issuance.

In addition to the Stock Option Plan, the Company had established a Performance Share Plan dated effective May 6, 2021, in connection with the issue of the Performance Shares under the Sandford Solar Projects Consulting Agreement.  Mr. Sandford is the only participant under the Performance Share Plan.  It is contemplated that the Company will issue 100,000 Performance Shares on a project achieving a commercial operations date (the date solar power is delivered to a buyer under a power purchase agreement), up to a currently approved maximum of 2,600,000 Performance Shares. During the year ended December 31, 2024, the Company terminated the Performance Share Plan, with no performance shares having been issued.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

Fiscal 2026

No option issuances

Fiscal 2025

- On May 8, 2025, the Company granted an aggregate of 500,000 stock options to a consultant of the Company exercisable at $0.50 per share for a period of 3 years. The fair value of the share options was estimated at $130,418 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 82.79%, dividend payment during life of option was nil, risk free interest rate 2.61%, weighted average fair value per option $0.26, share price $0.49.

Total stock options granted during the period ended March 31, 2026, were nil (December 31, 2025 - 1,000,000). Total share-based payment expense recognized for the fair value of share options granted and vested or amended during the period ended March 31, 2026 was $nil (2025 - $nil).

A summary of stock option information as at March 31, 2026 and December 31, 2025 is as follows:

	March 31, 2026		December 31, 2025
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of period	3,237,000	$1.06	3,237,000	$1.06
Granted	-	-	1,000,000	0.45
Expired	(75,000)	1.50	(600,000)	1.32
Exercised	(500,000)	0.50	-	-
Outstanding - end of period	3,062,000	$0.89	3,637,000	$0.85

The following table discloses the number of options and vested options outstanding as at March 31, 2026:

Number of options outstanding and exercisable	Weighted average exercise price	Expiry date
350,000	$0.82	July 7, 2027
500,000	$1.00	December 31, 2026
1,137,000	$1.10	November 15, 2028
200,000	$1.10	November 30, 2028
300,000	$0.70	August 1, 2026
75,000	$0.90	November 21, 2027
500,000	$0.40	October 12, 2028
3,062,000	$0.89

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

d. Warrants

The following table discloses the number of warrants outstanding as at:

	March 31, 2026		December 31, 2025
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of period	7,388,556	$1.00	5,026,926	$1.38
Granted	625,000	0.50	3,287,556	0.56
Exercised	(48,889)	0.55	-	-
Expired	-	-	(925,926)	1.46
Outstanding - end of period	7,964,667	$0.97	7,388,556	$1.00

Outstanding warrants	Expiry Date	Exercise price
577,000	November 29, 2025	$1.50
355,000	May 10, 2028	$1.50
460,000	June 30, 2026	$1.30
900,000	January 11, 2027	$1.30
1,809,000	March 28, 2027	$1.35
2,488,667	July 18, 2028	$0.55
750,000	October 15, 2028	$0.60
625,000	March 13, 2029	$0.50
7,964,667

e. Convertible equity reserve

	March 31, 2026	December 31, 2024
Opening balance	$37,219	$37,219
Equity reserve related to convertible debenture (note 10)	-	-
Ending balance	$37, 219	$37,219

On June 30, 2023, the Company issued an $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. Based on the discount factor of 13.5% over the debenture's term of three years used to determine the fair value of the debenture, the conversion feature was classified as equity and was assigned a residual value of $37,219.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

12 Financial instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

The following tables summarize the valuation of the Company's financial assets and liabilities reported at fair value by the fair value hierarchy levels:

		March 31, 2026	December 31, 2025
	Fair Value	Fair value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	Level 1	23,469	57,539
Marketable securities	Level 2	3,096,000	3,096,000
Financial liabilities
Other financial liabilities
Convertible debenture derivative	Level 3	100,111	145,122

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs.

Option liability and convertible debenture derivative are considered to be a Level 3 classification as certain inputs are not based on observable market data. See Note 9 for details on inputs utilized in the valuation.

The Company did not move any instruments between levels of the fair value hierarchy during the period ended March 31, 2026 and December 31, 2025.

The Company's financial instruments include cash, marketable securities, other receivables, related party loan receivable, accounts payable and accrued liabilities, loan payable and promissory notes, joint venture settlement obligation, convertible debentures and convertible debenture derivatives. The carrying values of other receivables, related company loan receivable and accounts payable and accrued liabilities and loan payable and promissory notes approximate their fair values due to their relatively short periods to maturity.

The fair value of the marketable securities is based on recent transaction prices.

The fair value of the joint venture settlement obligation and convertible debentures are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, with accretion and interest income recognized through the statement of loss and comprehensive loss.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, convertible debentures and loans; however, management does not believe this exposure is significant as most items are at fixed interest rates.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

Credit risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit ratings, other receivables and the loan receivable. The Company believes the credit risk is insignificant for the cash and other receivables and moderate for the loan receivable with Captiva. The Company's exposure is limited to amounts reported within the statement of financial position.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating commitments:

	Less than 1 year	Between 1 and 2 years	Over 2 years	Total
Accounts payable and accrued liabilities	6,068,613	-	-	6,068,613
Loan payables and promissory notes	3,863,596	-	-	3,863,596
Joint venture settlement obligation	1,473,270	1,397,897	118,073	2,989,240
Convertible debenture	4,747,437	-	-	4,747,437
Convertible debenture derivative	-	100,111	-	100,111
Total	$16,152,916	$1,498,008	$118,073	$17,768,997

Foreign exchange risk

The Company operates in Canada and the United States and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of the operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company's assets and liabilities.

The Company's financial assets and liabilities as at March 31, 2026, are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$22,946	$524	$23,470
Other receivables	11,217	-	11,217
Marketable securities	3,096,000	-	3,096,000
	3,130,163	524	3,130,687
Financial liabilities
Accounts payable and accrued liabilities	(1,193,053)	(4,875,560)	(6,068,613)
Loan payable and promissory notes	(1,304,265)	(2,559,331)	(3,863,596)
Joint venture settlement obligation	(2,989,240)	-	(2,989,240)
Convertible debenture	(949,871)	(3,797,566)	(4,747,437)
Convertible debenture derivative	-	(100,111)	(100,111)
Net financial liabilities	$(3,306,266)	$(11,332,044)	$(14,638,310)

The Company's financial assets and liabilities as at December 31, 2025, are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$90	$57,449	$57,539
Other receivables	2,988	-	2,988
Marketable securities	3,096,000	-	3,096,000
	3,099,078	57,449	3,156,527
Financial liabilities
Accounts payable and accrued liabilities	(1,021,229)	(4,684,820)	(5,706,049)
Loan payable and promissory notes	(1,238,748)	(2,488,069)	(3,726,817)
Joint venture settlement obligation	(3,644,648)	-	(3,644,648)
Convertible debenture	(900,294)	(3,616,057)	(4,516,351)
Convertible debenture derivative	-	(145,122)	(145,122)
Net financial liabilities	$(3,705,841)	$(10,876,619)	$(14,582,460)

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of March 31, 2026, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $1,133,204 (December 31, 2025 - $1,087,662). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

13 Capital management

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders. The primary use of capital will be used for the development of its properties and acquisitions.

The Company considers the items included in convertible debentures, short-term loans and shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, business opportunity and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. During the period ended March 31, 2026, there has been no change in the Company's management of capital policies.

14 Segment disclosures

The Company operations are conducted in three reportable segments: real estate development in the United States ("Real Estate"), solar energy projects in Puerto Rico ("Solar Energy") and corporate headquarters located in Canada ("Corporate"). The Company reports information about its operating segments based on the manner in which the Company's chief decision maker views and evaluates the Company's business.

As the Company capitalizes all directly attributable costs related to its Real Estate and Solar Energy segments in accordance with the accounting policy for investment properties and intangibles assets, all material items of profit and loss are attributable to the Corporate segment.

	As at March 31, 2026				As at December 31, 2025
	Real Estate	Solar Energy	Corporate	Total	Real Estate	Solar Energy	Corporate	Total
Assets	$	$	$	$	$	$	$	$
Total assets	10,553,654	8,220,941	3,193,691	21,968,286	10,273,524	8,058,124	3,223,102	21,554,750
Net additions to non-current, non-financial assets	280,130	162,817	(29,411)	413,536	111,109	(166,885)	1,346,682	1,290,906
Total liabilities	3,759,703	62,901	13,946,393	17,768,997	4,415,111	61,850	13,262,026	17,738,987
Loss
Interest expense	-	(103,090)	(400,464)	(503,554)	-	(461,837)	(1,484,783)	(1,946,620)
Loss	(104,687)	-	(969,378)	(1,074,066)	(577,615)	(8,251)	(940,099)	(1,525,965)

Entity wide disclosures

Information about geographical areas:

	Canada	California	Puerto Rico	Total
As at March 31, 2026
Non-current assets	-	10,553,654	8,220,941	$18,774,595
As at December 31, 2025
Non-current assets	-	10,273,524	8,058,124	$18,331,648

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

15 Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

The Company incurred the following expenses with key management personnel during the period ended March 31:

	2026	2025
Consulting and management fees	$183,635	$198,547

During the period ended March 31, 2026, the President of the Company charged the Company $64,821 (2025 - $75,160) related to services.

During the period ended March 31, 2026, a Company controlled by the CFO of the Company charged the Company $33,000 (2025 - $33,000) related to services.

During the period ended March 31, 2026, the Chief Executive Officer of the Company charged the Company $85,813 (2025 - $90,388) related to services.

During the period ended March 31, 2026, related party loans and promissory notes totaled $1,99,466 (December 31, 2025 - USD $1,896,541)

On June 22, 2023, and amended on August 21, 2023, the Company entered into the Original Settlement Agreement whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. On December 30, 2024, the Company settled $1,000,000 of the settlement obligation in exchange for the issuance of 2,197,802 common shares of the Company and recorded loss of $538,461 on settlement in the statement of loss and comprehensive loss. Subsequent to the remaining amount owing under the Original Settlement Agreement, as amended by the Settlement Amending Agreements, being repaid, Captiva will no longer have any further net profits interest, or any other interest, in and to the Sage Ranch Project. During the period ended March 31, 2026, the Company has made payments of $135,000 (2025 - $183,500) related to this obligation in addition to $nil (2024 - $206,947) receivable which was netted against the obligation.

During the period ended March 31, 2026, the Company settled $625,000 of the settlement obligation in exchange for the issuance of 1,250,000 common shares in the capital of the Company. There was no gain or loss recorded as the fair value of the shares issued equalled the liability extinguished (Note 10).

During the year ended December 31, 2024, the Company received a USD$285,000 (CAD $399,818) promissory note that bears interest at 12% per annum, is unsecured and is repayable up to September 30, 2025. The promissory note is past due and payable on demand. During the period ended March 31, 2026, interest on the promissory note was $11,912 (December 31, 2025 - $26,894). During the year ended December 31, 2025, the ownership of the USD $285,000 loan was transferred to the CEO of the Company through a private transaction.

During the year ended December 31, 2024, the Company entered into a loan agreement for USD $350,000 ($476,563). The loan bears interest at 12% per annum, is unsecured and is repayable on or before December 31, 2025. During the period ended March 31, 2026, interest on the promissory note was $14,413 (December 31, 2025 - $61,606). During the year ended December 31, 2025, the ownership of the USD $350,000 loan was transferred to the CEO of the Company through a private transaction.

As at March 31, 2026, USD $1,025,350 (December 31, 2025 - USD $1,025,350) remained accrued, and for the period ended March 31, 2026, USD $nil (December 31, 2024 - USD $209,434) was paid related to accrued bonuses to awarded to executives, directors and former directors of the Company.

As at March 31, 2026, the Company had $1,386,561 (December 31, 2025 - $1,308,918) in accounts payable to related parties.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025
(amounts expressed in Canadian dollars, except where indicated)

16 Commitments and contingencies

As at March 31, 2026, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	$696,050	$-	$696,050

i) The Company entered into three separate land lease options agreements with Jose Arturo Acosta, to lease land in the Municipality of Lajas of Puerto Rico. The Company made initial payments on the execution date of each option agreement and will thereafter make certain payments over the term of the option periods.  Subsequent to year end, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2026, and agreeing to make future payments totalling US$74,000.

ii) On April 23, 2013, 330 common shares, representing approximately a 33% interest, of PBJL were transferred by Heidi Ciachurski, the spouse of the Company's CEO to AG Solar and the Company.  The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated. As at December 31, 2025, no material negotiations have occurred. Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

iii) On March 30, 2022, the Company executed the USD $40 million Mandate Agreement with Voya, which has been amended from time to time with the latest amendment entered into on November 25, 2025, for a senior secured construction loan for the construction of the Company's Sage Ranch Project. In connection with the Mandate Agreement, in the event the Company choses another lender for the Sage Ranch Project or otherwise begins construction on the Sage Ranch Project without obtaining financing from Voya, the Company will issue to Voya 2,000,000 warrants to purchase common shares of the Company for $1.25 per share, plus a USD $1 million cash break-up fee.

iv) Upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land, whichever comes first, the Company will make a one-time payment of US $250,000 to Cliff Webb, the President of the Company.  In addition, the President will be paid a US$1.95 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project. These development milestone payments are structured to incentivize the President to reach these milestones and compensate him for the work required to do so and were reviewed and approved by the Company's compensation committee.

17 Subsequent events

i) On May 15, 2026, the Company closed a non-brokered private placement of 500,000 units at $0.45 per unit for total proceeds of $250,000. Each unit comprises one common share and one full common share purchase warrant. Each warrant is convertible into one common share at $0.55 per share until May 15, 2029.

ii) On May 18, 2025, the Company granted an aggregate of 500,000 stock options to consultants of the Company exercisable at $0.55 per share for a period of 3 years.